

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2021

Joshua H. DeRienzis, Esq.
Vice President, General Counsel and Corporate Secretary
SURGALIGN HOLDINGS, INC.
520 Lake Cook Road, Suite 315
Deerfield, IL 60015

**Re: SURGALIGN HOLDINGS, INC.**
**Form 8-K Filed October 5, 2020**
**Exhibit No. 2.1**
**Form 8-K Filed October 23, 2020**
**Exhibit No. 99.2**
**File No. 001-38832**

Dear Mr. DeRienzis:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance